                                                             Exhibit (a)(i)(xii)

From:   Karen Wood
To:     Employees-Australia; Employees-Taiwan; Employees-Singapore;
Employees-Geneva
Re:       IMPORTANT: Option Exchange Election Period Begins Today


Beginning today, July 12, through Friday, July 26, you may make your elections to exchange your outstanding options with an exercise price of greater than $12.00.

To make your elections, please print out and complete the election form available on Offline at http://offline.cnet.com/HumanResources/Benefits/StockOption/optionsexch ange.html. Instructions for submitting the form are included on the Option Exchange page of Offline, and in the Option Exchange Plan.

If you have any questions about the forms, please contact Sharon Le Duy, General Counsel in San Francisco, Karen Greenstein, Assistant General Counsel in New York, Julie Hata, Benefits Manager in San Francisco or Linna Hon, Compensation Analyst in New York.